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Exhibit 99.1

First Quarter Report
 2018

Granite REIT 2018 First Quarter Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

BASIS OF PRESENTATION

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period ended March 31, 2018. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three month period ended March 31, 2018 and the audited combined financial statements for the year ended December 31, 2017 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The MD&A was prepared as at May 11, 2018 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form ("AIF") for fiscal 2017, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS measures in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS results is helpful to investors in assessing the overall performance of Granite's business. These non-IFRS measures include net operating income ("NOI"), NOI before straight-line rent and tenant incentive amortization ("NOI — cash basis"), funds from operations ("FFO"), adjusted funds from operations ("AFFO"), FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers. Refer to "NON-IFRS MEASURES" for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

Granite REIT 2018 First Quarter Report 1

FINANCIAL AND OPERATING HIGHLIGHTS

(in millions, except as noted) For the three months ended March 31,	2018	2017

Operating highlights
Revenue(1)	$61.7	$60.8
NOI — cash basis(2)	52.3	54.4
Net income attributable to stapled unitholders	72.4	30.3
FFO(2)(3)	51.3	39.6
AFFO(2)(3)	31.1	40.3
Cash flows provided by operating activities	37.6	46.2
Distributions paid	31.7	30.7
FFO payout ratio(2)(4)	79%	78%
AFFO payout ratio(2)(4)	109%	76%
Per unit amounts
Diluted FFO(2)(3)	$1.11	$0.84
Diluted AFFO(2)(3)	$0.67	$0.86
Distributions paid	$0.681	$0.651
Diluted weighted average number of units	46.3	47.1

As at March 31, 2018 and December 31, 2017	2018	2017

Financial highlights
Investment properties — fair value	$2,916.1	$2,733.6
Assets held for sale(5)	—	391.4
Cash and cash equivalents	273.8	69.0
Total debt	745.7	741.4
Trading price per unit (TSX: GRT.UN)	$50.81	$49.25
Debt metrics
Net leverage ratio(2)	16%	25%
Interest coverage ratio(2)	9.6x	9.5x
Weighted average cost of debt	2.53%	2.54%
Weighted average debt term-to-maturity, in years	4.7	4.8
Property metrics(5)
Number of income-producing properties	85	84
Gross leasable area ("GLA"), square feet	29.7	29.1
Occupancy, by GLA	98.7%	98.4%
Magna as a percentage of revenue for the trailing 12-month period ended(6)	70%	71%
Magna as a percentage of GLA	60%	61%
Weighted average lease term, in years by square footage	6.0	5.9
Overall capitalization rate(7)	7.5%	7.6%

(1)
Granite has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").
(2)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(3)
In the first quarter of 2018, Granite recognized $1.0 million ($0.02 per unit) in revenue relating to a lease termination and close-out fee and a $10.4 million ($0.23 per unit) foreign exchange gain on US dollar cash proceeds from the sale of investment properties in January 2018. FFO, AFFO and the per unit amounts include the $1.0 million of lease termination and close-out fee and the $10.4 million foreign exchange gain on US dollar cash proceeds from the sale of investment properties. In the first quarter of 2018, Granite also paid $9.1 million ($0.19 per unit) relating to a tenant incentive allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO and AFFO per unit amounts have been reduced by the $9.1 million tenant allowance payment made in connection with the 2014 lease extension at the Eurostar facility.
2 Granite REIT 2018 First Quarter Report

(4)
For comparative purposes, the FFO payout ratio and AFFO payout ratio exclude the $1.0 million of lease termination and close-out fee and the $10.4 million foreign exchange gain on US dollar cash proceeds from the sale of investment properties. AFFO payout ratio further excludes the $9.1 million tenant incentive payment made in connection with the 2014 lease extension at the Eurostar facility.
(5)
Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2017 and were subsequently sold in January 2018 (see "SIGNIFICANT MATTERS"). The property metrics at December 31, 2017 exclude these properties that were classified as assets held for sale.
(6)
This metric excludes the 10 properties sold as well as the impact of IFRS 15, Revenue from Contracts with Customers where the expense and related recoveries revenue for property taxes and insurance for certain net leases are presented on a gross basis in the combined statements of income (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").
(7)
Refer to "Valuation Metrics by Investment Property Asset Category" in "Investment Properties" section.

BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. As at May 11, 2018, Granite owns 89 investment properties in nine countries having approximately 30 million square feet. The tenant base includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as the largest tenant, in addition to tenants from other industries. Properties leased to Magna are generally leased to operating subsidiaries of Magna International Inc. and the terms of the leases are not guaranteed by the parent company except for certain leases wherein the parent is the tenant.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). The income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, warehouse and logistics properties, corporate offices, product development and engineering centres and test facilities. The lease payments are primarily denominated in three currencies: the Canadian dollar ("$"), the euro ("€") and the US dollar ("US$"). Granite's investment properties by geographic location, property count and square footage as at May 11, 2018 are summarized below:

Investment Properties Summary

Nine countries/89 properties/30.1 million square feet

Granite REIT 2018 First Quarter Report 3

Strategic Outlook

Management is identifying and pursuing value creation opportunities that will build on Granite's current foundation while managing the existing real estate portfolio, leveraging the balance sheet and investing to grow and diversify the asset base.

Granite's long-term strategy is to continue to build a high quality and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to optimize its balance sheet; and to reduce its exposure to Magna and the special purpose properties (see "INVESTMENT PROPERTIES") over the long-term.

Following the sale of the 10 properties in January 2018, Granite has positioned itself to seize market opportunities within its geographic footprint and execute on its strategy as well as benefit from a net leverage ratio of 16%, liquidity of over $700 million and a strong pipeline of acquisition opportunities in a rising interest rate environment.

As Granite looks to the remainder of 2018, its priorities are as follows:

  •
  Complete the search for a new Chief Executive Officer;

  •
  Replace the revenue from the recently sold properties;

  •
  Accelerate growth in its key markets in North America and Europe primarily through property, portfolio and corporate acquisitions as well as through joint venture arrangements and development;

  •
  Continue to sell certain properties that are deemed non-core; and

  •
  Maintain a target occupancy in excess of 98%.

Executing on these near-term priorities will accelerate the ongoing transformation of Granite into a high quality, globally diversified industrial real estate business.

SIGNIFICANT MATTERS

Acquisition of Two Properties in the United States

On March 23, 2018, Granite acquired a 0.6 million square foot property located in Plainfield, Indiana in close proximity to two other Granite-owned properties for consideration of $50.8 million (US$ 39.3 million). On April 4, 2018, Granite acquired a 0.4 million square foot property located in Greencastle, Pennsylvania, approximately 100 miles from Granite's existing facility in Bethel, Pennsylvania for consideration of $44.3 million (US$ 34.8 million). These acquisitions build on Granite's presence in two strong U.S. logistic markets. Both properties were built in 2017, are single tenanted and 100% occupied with a weighted average lease term of approximately 9.5 years. Together, these acquisitions represent an in-going yield of approximately 5.5% and are immediately accretive to FFO and AFFO. Granite funded the acquisitions from cash on hand.

Acquisition of Portfolio of Four Properties in the United States

On May 10, 2018, Granite announced that it agreed to acquire a portfolio of four Class A buildings totaling 3.8 million square feet near Columbus, Ohio at a purchase price of US$ 232.5 million which represents an in-going stabilized yield of approximately 6.0%. The buildings are modern distribution facilities, are single tenanted and have a diverse tenant base comprised of large public and global private entities. Granite expects to fund the purchase through a combination of cash on hand and a draw from its credit facility. The acquisition is subject to customary closing conditions and closing is anticipated in late May 2018.

4 Granite REIT 2018 First Quarter Report

Sale of 10 Properties in Canada and the United States

Granite sold 10 investment properties located in Canada and the United States in January 2018. Three of the 10 properties were characterized by Granite as special purpose and were sold on January 30, 2018 for gross cash proceeds of approximately $324.6 million (US$ 262.0 million). Two of the special purpose properties were located in St. Thomas, Ontario, representing approximately 1.5 million square feet, and one was located in Bowling Green, Kentucky, representing approximately 1.2 million square feet. The rental revenue in the year 2017 for these special purpose properties was $22.8 million. On January 31, 2018, Granite sold seven income-producing properties in the Greater Toronto Area in Newmarket, Ontario for gross proceeds of $63.0 million. These seven properties represented approximately 0.6 million square feet on 45 acres of land. The rental revenue in the year 2017 for these seven properties was $2.8 million.

These 10 properties were classified as assets held for sale on the combined balance sheet at December 31, 2017 and excluded from the value of investment properties. Accordingly, in this MD&A, the 10 properties are excluded from references to investment properties and related property metrics.

Increased Borrowing Capacity Through New Credit Facility

On February 1, 2018, Granite entered into a new five-year unsecured credit facility in the amount of $500.0 million that matures on February 1, 2023. Granite has the option to extend the maturity date by one year subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The new facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. The new facility replaced Granite's $250.0 million credit facility.

Normal Course Issuer Bid

Since inception of the normal course issuer bid in May 2017, and up to May 11, 2018, Granite has acquired a total of 1,474,493 stapled units for $73.0 million at an average price of $49.50 per unit. On May 11, 2018, the Board of Trustees/Directors approved the renewal of the normal course issuer bid which will be subject to customary regulatory approvals.

RESULTS OF OPERATIONS

Foreign Currency Translation

The majority of Granite's investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite's reporting currency, relative to the euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite's business are summarized in the following table:

	Average Exchange Rates				Period End Exchange Rates
	Three Months Ended March 31,
					March 31, 2018	December 31, 2017
	2018	2017	Change				Change

$ per €1.00	1.555	1.410	10%		1.585	1.505	5%
$ per US$ 1.00	1.265	1.323	(4%	)	1.290	1.252	3%

For the three months ended March 31, 2018 compared to the prior year period, the average exchange rates of the Canadian dollar to the euro and US dollar were higher and lower, respectively, which on a comparative

Granite REIT 2018 First Quarter Report 5

basis, increased the Canadian dollar equivalent of revenue and expenses from Granite's European operations and decreased the Canadian dollar equivalent of revenue and expenses from Granite's U.S. operations. On a net basis, the effect of the changes in exchange rates on Granite's operating results for the three months ended March 31, 2018 was an increase in revenue, NOI — cash basis, net income, FFO and AFFO as follows:

Effects of Changes in Exchange Rates on Operating Results

For the three months ended March 31,	2018 vs 2017

(in millions, except per unit information)
Increase in revenue	$1.7
Increase in NOI — cash basis	1.8
Increase in net income	1.3
Increase in FFO	0.8
Increase in AFFO	$0.5
Increase in FFO per unit	$0.02
Increase in AFFO per unit	$0.01

The period end exchange rates of the Canadian dollar to the euro and US dollar on March 31, 2018 were higher when compared to the December 31, 2017 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite's European and U.S. subsidiaries were higher when compared to December 31, 2017.

Operating Results

Revenue

Revenue

For the three months ended March 31,	2018	2017(1)	$ change

Rental revenue	$53.9	$53.9	—
Tenant recoveries	6.8	6.9	(0.1)
Lease termination and close-out fee	1.0	—	1.0

Revenue	$61.7	$60.8	0.9

(1)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").
6 Granite REIT 2018 First Quarter Report

Revenue for the three month period ended March 31, 2018 increased $0.9 million to $61.7 million from $60.8 million in the prior year period. The components contributing to the change in revenue are detailed below:

Change in Revenue(1)

(1)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers which resulted in property taxes and insurance expense and related recoveries revenue for certain net leases being presented on a gross basis in the combined statements of income (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS"). Tenant recoveries revenue related to IFRS 15 decreased by $0.8 million in the three month period ended March 31, 2018 compared to the prior year period primarily due to the disposals of properties.

Additional details pertaining to the components of the change in revenue are as follows:

  •
  contractual rent adjustments included $0.7 million from Consumer Price Index based increases and $0.5 million from fixed contractual adjustments related to rent escalations;

  •
  the acquisitions in the United States of three properties in October 2017 and one property in March 2018 increased revenue by $2.9 million, which included $0.4 million of tenant recoveries;

  •
  a fee in connection with the termination of a lease for a recently acquired property in the United States increased revenue by $1.0 million. The leasable area at this property was re-leased to a new tenant in the first quarter of 2018;

  •
  the sale of 10 income-producing properties in Canada and the United States in January 2018 decreased revenue by $4.9 million of which $0.7 million related to a reduction in property tax and insurance tenant recoveries (see "SIGNIFICANT MATTERS");

  •
  vacancies from three lease expiries in North America and one lease expiry in Germany decreased revenue by $0.6 million and $0.5 million, respectively; and

  •
  foreign exchange had a net $1.7 million positive impact as the weakening of the Canadian dollar against the euro increased revenue by $2.5 million while the relative strengthening of the Canadian dollar against the US dollar decreased revenue by $0.8 million.
Granite REIT 2018 First Quarter Report 7

Revenue by major currency for the three months ended March 31, 2018 and 2017 was as follows:

Revenue by Currency

First Quarter 2018	First Quarter 2017

As a majority of the Trust's revenue is denominated in currencies other than the Canadian dollar, Granite uses derivative financial instruments, including cross currency interest rate swaps and forward currency contracts, to hedge its exposure to foreign currencies and minimize the potential impact that foreign currency rate changes may have on Granite's operating results, cash flows and distributions.

8 Granite REIT 2018 First Quarter Report

Net Operating Income

NOI in the three months ended March 31, 2018 was $52.8 million compared to $52.9 million in the three months ended March 31, 2017. NOI — cash basis excludes the impact of straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties on a period-over-period basis. NOI — cash basis was $52.3 million in the three months ended March 31, 2018 compared with $54.4 million in the prior year period. The changes in NOI and NOI — cash basis are detailed below:

Changes in NOI and NOI — Cash Basis

For the three months ended March 31,	2018	2017(1)	$ change

Revenue	$61.7	$60.8	0.9
Less:
Lease termination and close-out fee	1.0	—	1.0
Property operating costs	7.9	7.9	—

NOI	52.8	52.9	(0.1)
Add (deduct):
Straight-line rent amortization	(1.9)	0.2	(2.1)
Tenant incentive amortization	1.4	1.3	0.1

NOI — cash basis	$52.3	$54.4	(2.1)

(1)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses. None of Granite's employee compensation expenses are included in property operating costs.

Tenant incentive amortization mainly represents allowances provided to tenants that are recognized in income evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI — cash basis for the three month period ended March 31, 2018 decreased $2.1 million to $52.3 million from $54.4 million in the prior year period primarily due to the straight-line rent amortization for rent-free periods associated with the lease-up of vacant space in Novi, Michigan and the early renewals and extensions of two leases for properties in Germany and the United States.

Granite REIT 2018 First Quarter Report 9

NOI — cash basis for the three months ended March 31, 2018 and 2017 by geography was as follows:

NOI — Cash Basis by Geography

First Quarter 2018	First Quarter 2017

Granite's property portfolio and NOI — cash basis are geographically diversified, which reduces the risk to Granite's operating results of any particular country's economic downturn.

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

For the three months ended March 31,	2018	2017	$ change

Salaries and benefits	$4.5	$3.1	1.4
Audit, legal and consulting	0.8	0.8	—
Trustee/director fees and related expenses	0.3	0.4	(0.1)
Unit-based compensation including distributions and revaluations	1.0	0.8	0.2
Other public entity costs	0.4	0.4	—
Office rents	0.2	0.2	—
Other	0.3	0.5	(0.2)

General and administrative expenses	$7.5	$6.2	1.3

10 Granite REIT 2018 First Quarter Report

General and administrative expenses were $7.5 million for the three month period ended March 31, 2018 and increased $1.3 million in comparison to the prior year period primarily as a result of compensation paid to a former officer who departed in the first quarter of 2018. The compensation paid included unit-based compensation awards that were settled in cash.

General and administrative expenses in the first quarters of 2018 and 2017 included a unit-based compensation fair value remeasurement expense of $0.2 million and $0.3 million, respectively.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month periods ended March 31, 2018 and 2017 were $5.5 million and $4.8 million, respectively. The $0.7 million increase is primarily related to:

  •
  the foreign exchange impact resulting from the relative weakening of the Canadian dollar against the euro on the cross currency interest rate swaps. Granite receives the Canadian dollar amount required for interest payments to its debenture holders and in exchange pays euro denominated interest to the swap counterparties;

  •
  the accelerated amortization of deferred financing costs relating to the $250.0 million credit facility that was replaced; and

  •
  the interest expense on outstanding indebtedness during the quarter.

As at March 31, 2018 and 2017, Granite's weighted average cost of debt was 2.53% and the weighted average debt term-to-maturity was 4.7 years as at March 31, 2018.

Interest Income

Interest income for the three month periods ended March 31, 2018 and 2017 was $1.1 million and $0.1 million, respectively. The $1.0 million increase is primarily due to interest income earned from higher cash balances and a vendor take-back mortgage receivable, both of which arose from the sale of 10 properties in Canada and the United States in January 2018. The mortgage receivable bore interest at an annual rate of 6.0% and was repaid on April 16, 2018.

Foreign Exchange Gains/Losses, Net

Granite recognized net foreign exchange gains of $11.4 million and foreign exchange losses of $0.2 million in the three month periods ended March 31, 2018 and 2017, respectively. The $11.6 million increase in net foreign exchange gains is substantially due to the remeasurement of the US dollar cash proceeds received from the sale of three investment properties in January 2018.

Fair Value Gains/Losses on Investment Properties, Net

Net fair value gains on investment properties were $32.3 million compared with net fair value losses of $7.3 million in the three month periods ended March 31, 2018 and 2017, respectively. In the three month period ended March 31, 2018, the net fair value gains of $32.3 million were attributable to several factors, and, in particular, to i) favourable changes in leasing assumptions from lease renewals at multi-purpose properties (see "INVESTMENT PROPERTIES") located in Canada and Europe; ii) a compression in discount and terminal capitalization rates for certain multi-purpose properties primarily located in Germany resulting from market demand which led to improved asset pricing and iii) positive changes in leasing assumptions relating to the contractual rent increases at certain special purpose properties (see "INVESTMENT PROPERTIES").

The net fair value losses on investment properties in the three month period ended March 31, 2017 of $7.3 million were primarily attributable to unfavourable changes in leasing assumptions relating to market

Granite REIT 2018 First Quarter Report 11

rent decreases and re-leasing and renewal activities as well as capital expenditure assumptions for certain multi-purpose properties (see "INVESTMENT PROPERTIES") in Canada and the United States.

Acquisition Transaction Costs

Acquisition transaction costs for the three month period ended March 31, 2018 of $0.2 million largely related to legal and advisory costs associated with the acquisition of the two properties in the United States (see "SIGNIFICANT MATTERS").

Loss on Sale of Investment Properties

The loss on sale of investment properties of $1.1 million for the three month period ended March 31, 2018 related to legal and advisory costs associated with the disposal of 10 investment properties in Canada and the United States in January 2018 (see "SIGNIFICANT MATTERS").

Income Tax Expense

Income tax expense comprised the following:

Income Tax Expense

For the three months ended March 31,	2018	2017	$ change

Foreign operations	$1.6	$1.4	0.2
Withholding taxes	—	0.4	(0.4)
Other	0.4	0.4	—

Current tax expense	2.0	2.2	(0.2)
Deferred tax expense	8.0	1.3	6.7

Income tax expense	$10.0	$3.5	6.5

For the three months ended March 31, 2018, the Trust incurred lower current tax expense compared to the prior year period largely as a result of withholding taxes paid on inter-company dividends in the first quarter of 2017, partially offset by the foreign exchange impact resulting from the relative weakening of the Canadian dollar on euro denominated tax expense.

The increase in deferred tax expense for the three months ended March 31, 2018 compared to the prior year period was primarily due to an increase in fair value gains in jurisdictions in which deferred taxes are recorded.

Net Income

For the three month period ended March 31, 2018, net income was $72.4 million compared to $30.3 million in the prior year period. The $42.1 million net increase was primarily due to a $39.6 million increase in net fair value gains on investment properties and an $11.6 million increase in net foreign exchange gains, partially offset by a $6.7 million increase in deferred tax expense and a $1.1 million loss on sale of investment properties.

12 Granite REIT 2018 First Quarter Report

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income attributable to stapled unitholders to FFO and AFFO for the three months ended March 31, 2018 and 2017 is presented below:

FFO AND AFFO RECONCILIATION

For the three months ended March 31,		2018	2017

(in millions, except per unit information)
Net income attributable to stapled unitholders		$72.4	$30.3
Add (deduct):
Fair value losses (gains) on investment properties, net		(32.3)	7.3
Fair value losses on financial instruments		1.9	0.7
Acquisition transaction costs		0.2	—
Loss on sale of investment properties		1.1	—
Deferred income tax expense		8.0	1.3

FFO	[A]	$51.3	$39.6
Add (deduct):
Maintenance or improvement capital expenditures paid		(8.8)	(0.6)
Leasing commissions paid		(1.8)	(0.1)
Tenant incentives paid		(9.1)	(0.1)
Tenant incentive amortization		1.4	1.3
Straight-line rent amortization		(1.9)	0.2

AFFO	[B]	$31.1	$40.3

Per unit amounts:
Basic and Diluted FFO per stapled unit	[A]/[C]	$1.11	$0.84
Basic and Diluted AFFO per stapled unit	[B]/[C]	$0.67	$0.86
Basic and Diluted weighted average number of stapled units	[C]	46.3	47.1

Granite REIT 2018 First Quarter Report 13

Funds From Operations

FFO for the three month period ended March 31, 2018 was $51.3 million ($1.11 per unit) compared to $39.6 million ($0.84 per unit) in the prior year period. The $11.7 million ($0.27 per unit) increase in FFO is summarized below:

Change in FFO

Excluding the lease termination and close-out fee of $1.0 million ($0.02 per unit) and the foreign exchange gain on US dollar cash proceeds from the sale of investment properties in January 2018 of $10.4 million ($0.23 per unit), FFO would have been $39.9 million ($0.86 per unit) in the three month period ended March 31, 2018 compared to $39.6 million ($0.84 per unit) in the prior year period.

Adjusted Funds From Operations

As previously detailed in the FFO and AFFO reconciliation table, AFFO for the three month period ended March 31, 2018 was $31.1 million ($0.67 per unit) compared to $40.3 million ($0.86 per unit) in the prior year period. The net $9.2 million ($0.19 per unit) decrease in AFFO is summarized below:

Change in AFFO

14 Granite REIT 2018 First Quarter Report

Additional details pertaining to the components of the change in AFFO are as follows:

  •
  a $9.0 million increase in tenant incentives paid relating to a tenant allowance for a 2014 lease extension at the Eurostar facility in Graz, Austria;

  •
  an $8.2 million increase in capital expenditures paid largely relating to an improvement project at a property in Novi, Michigan which was occupied by a non-Magna tenant starting January 2018;

  •
  a $2.0 million decrease in straight-line rent amortization primarily due to the rent-free periods associated with the lease-up of vacant space in Novi, Michigan as well as the early renewals and extensions of two leases for properties in Germany and the United States; and

  •
  a $1.7 million increase in leasing commissions paid relating to the developed property in Poland, the leased-up property in Novi, Michigan as well as lease renewals and extensions in the United States and Germany, partially offset by;

  •
  the $11.7 million increase in FFO, as noted previously.

Excluding the following non-recurring or unusual items: lease termination and close-out fee of $1.0 million ($0.02 per unit) recognized in revenue, foreign exchange gain on US dollar cash proceeds from the sale of investment properties in January 2018 of $10.4 million ($0.23 per unit) and the payment of the tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria of $9.1 million ($0.19 per unit), AFFO would have been $28.8 million ($0.62 per unit) in the three month period ended March 31, 2018 compared to $40.3 million ($0.86 per unit) in the prior year period.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development ("properties under development") and land held for development. The income-producing properties are substantially for industrial use and can be categorized as (i) modern logistics/distribution warehouse facilities ("modern warehouse facilities"), which were recently acquired or newly developed/redeveloped within the last five years, (ii) multi-purpose facilities, which are tenantable by a wide variety of potential users or (iii) special purpose properties designed and built with specialized features and leased to Magna. The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.

Land held for development includes a 16 acre parcel of land located in Wroclaw, Poland that could provide for approximately 0.3 million square feet of logistics-warehouse space. Construction is expected to commence once Granite's pre-leasing objectives are achieved. Land held for development also includes a nine acre parcel of land located in Ontario, Canada which is being held for future development or disposition and a 29 acre site located in Indiana, United States that Granite is planning to develop into a 0.5 million square foot logistics-industrial property over the next twelve months.

Granite REIT 2018 First Quarter Report 15

Summary attributes of the investment properties at March 31, 2018 and December 31, 2017 were as follows:

Investment Properties Summary(1)

As at March 31, 2018 and December 31, 2017	2018	2017

(in millions, except as noted)
Investment properties — fair value	$2,916.1	$2,733.6
Income-producing properties	2,897.0	2,714.7
Land held for development	19.1	18.9
Overall capitalization rate	7.5%	7.6%
Number of investment properties	88	87
Income-producing properties	85	84
Land held for development	3	3
Property metrics
GLA, square feet	29.7	29.1
Occupancy, by GLA	98.7%	98.4%
Weighted average lease term, in years by square footage	6.0	5.9
Total number of tenants	42	40
Magna as a percentage of revenue for the trailing 12-month period ended(2)	70%	71%
Magna as a percentage of GLA	60%	61%

Assets Held for Sale(1)

As at March 31, 2018 and December 31, 2017	2018	2017

(in millions, except as noted)
Properties Held for Sale
Fair value	—	$391.4
Number of properties	—	10
GLA, square feet	—	3.2
Magna as a percentage of GLA	—	95%
Total rental revenue for the year 2017	—	25.6

(1)
Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2017 and were subsequently sold in January 2018 (see "SIGNIFICANT MATTERS"). Accordingly, in this MD&A, references to investment properties and related property metrics exclude these properties that were classified as assets held for sale.
(2)
This metric excludes the impact of IFRS 15, Revenue from Contracts with Customers where the expense and related recoveries revenue for property taxes and insurance for certain net leases are presented on a gross basis in the combined statements of income (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").
16 Granite REIT 2018 First Quarter Report

The fair value of the investment properties (excluding properties held for sale) by asset category as at March 31, 2018 and December 31, 2017 was as follows:

Fair Value of Investment Properties by Asset Category

March 31, 2018	December 31, 2017

Note — number of properties denoted in parentheses

Granite has a specialized and high quality global portfolio of large scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties (excluding properties held for sale) by country as at March 31, 2018 and December 31, 2017 was as follows:

Fair Value of Investment Properties by Geography

March 31, 2018	December 31, 2017

Note — number of properties denoted in parentheses

Granite REIT 2018 First Quarter Report 17

The change in the fair value of investment properties by asset category during the three months ended March 31, 2018 was as follows:

Change in Fair Value of Investment Properties by Asset Category

	January 1, 2018	Fair value gains	Acquisition	Capital expenditures	Foreign exchange gains	Other changes	March 31, 2018

Modern warehouse facilities	$773.9	4.2	50.8	0.8	29.1	3.8	$862.6
Multi-purpose facilities	730.4	20.0	—	2.6	16.3	(1.9)	767.4
Special purpose properties	1,210.4	10.8	—	—	47.0	(1.2)	1,267.0

Income-Producing Properties	2,714.7	35.0	50.8	3.4	92.4	0.7	2,897.0
Land Held For Development	18.9	—	—	—	0.2	—	19.1

	$2,733.6	$35.0	$50.8	$3.4	$92.6	$0.7	$2,916.1

During the three months ended March 31, 2018, the fair value of investment properties increased by $182.5 million, primarily due to:

  •
  net fair value gains of $35.0 million which were attributable to several factors, and, in particular, to i) favourable changes in leasing assumptions from lease renewals at multi-purpose properties located in Canada and Europe; ii) a compression in discount and terminal capitalization rates for certain multi-purpose properties primarily located in Germany resulting from market demand which led to improved asset pricing and iii) positive changes in leasing assumptions relating to the contractual rent increases at certain special purpose properties;

  •
  the acquisition of an income-producing property in Indiana, United States for $50.8 million (see "SIGNIFICANT MATTERS");

  •
  maintenance and improvement capital expenditures of $3.4 million, of which $2.5 million related to a multi-purpose property located in Michigan, United States which was leased to a non-Magna tenant during the third quarter of 2017 and $0.8 million related to a modern warehouse property located in Mississippi, United States which was acquired in October 2017 and re-leased to a non-Magna tenant. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property; and

  •
  foreign exchange gains of $92.6 million, which primarily included foreign exchange gains of $64.2 million and $26.7 million resulting from the relative weakening of the Canadian dollar against the euro and US dollar, respectively.

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Granite measures its investment properties using valuations prepared by management. Granite does

18 Granite REIT 2018 First Quarter Report

not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three month period ended March 31, 2018. The key valuation metrics for Granite's investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three month period ended March 31, 2018. In addition, valuation metrics for Granite's investment properties (excluding properties held for sale) by asset category as at March 31, 2018 and December 31, 2017 were as follows:

Valuation Metrics by Investment Property Asset Category

Weighted Average(1)	Modern warehouse facilities		Multi-purpose facilities		Special purpose properties
							Total
As at March 31, 2018 and December 31, 2017
	2018	2017	2018	2017	2018	2017	2018	2017

Overall capitalization rate(2)	6.06%	6.18%	8.45%	8.84%	7.86%	7.77%	7.47%	7.60%
Terminal capitalization rate	6.41%	6.49%	7.55%	7.49%	8.12%	8.11%	7.46%	7.48%
Discount rate	6.90%	6.98%	8.04%	8.04%	7.72%	7.72%	7.56%	7.59%

(1)
Weighted based on investment property fair value.
(2)
Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

A sensitivity analysis of the fair value of investment properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at March 31, 2018 is presented below:

Sensitivity Analysis of Fair Value of Investment Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate

+50 bps	2,736.6	2,822.7	2,814.6
+25 bps	2,827.5	2,867.9	2,864.9

Base rate	$2,916.1	$2,916.1	$2,916.1

-25 bps	3,030.1	2,968.6	2,969.2
-50 bps	3,143.4	3,024.8	3,023.3

Leasing Profile

Magna, Granite's Largest Tenant

At March 31, 2018, Magna International Inc. or one of its operating subsidiaries was the tenant at 52 (December 2017 — 52) of Granite's income-producing properties and comprised 70% (December 2017 — 71%) of Granite's trailing 12-month revenue and 60% (December 2017 — 61%) of Granite's GLA. According to its public disclosure, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody's Investor Service, A- with a stable outlook by Standard & Poor's and A(low) with a stable outlook by DBRS

Granite REIT 2018 First Quarter Report 19

Limited. Magna is a technology company and one of the world's largest automotive suppliers with international manufacturing operations and product development, engineering and sales centres. Its capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases. Granite's properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company, however, Magna International Inc. is the tenant under certain of Granite's leases. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite's leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of North American and European car and light truck production by Magna's customers and the relative amount of content Magna has in the various programs. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at March 31, 2018, Granite had 41 other tenants from various industries which in aggregate comprised 30% of revenues during the trailing 12-month period ended March 31, 2018. Of these tenants, each individually made up less than 3% of the Trust's revenue for the trailing 12-month period ended March 31, 2018.

20 Granite REIT 2018 First Quarter Report

Leasing Activity

Lease Expiration

As at March 31, 2018, Granite's portfolio had a weighted average lease term by square footage of 6.0 years (December 31, 2017 — 5.9 years) with lease expiries by GLA (in thousands of square feet), lease count and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the first quarter of 2018 multiplied by four quarters, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2018		2019		2020		2021		2022		2023		2024 and Beyond
		Total Lease Count	Total Annualized Revenue $
	Total GLA			Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $

Canada	5,656	29	44.4	—	528	2.3	292	1.6	1,033	7.1	316	2.9	490	6.5	643	3.6	2,354	20.4
United States	10,608	37	58.7	90	103	0.9	817	4.1	312	1.8	87	0.7	1,598	6.1	2,010	9.2	5,591	35.9
Austria	8,101	12	65.2	—	529	1.4	392	4.0	—	—	389	2.8	802	9.9	125	1.9	5,864	45.2
Germany	3,151	10	21.6	300	228	1.9	—	—	195	1.6	308	2.6	283	2.2	1,470	11.3	367	2.0
Netherlands	1,441	3	10.2	—	314	2.1	500	3.3	627	4.8	—	—	—	—	—	—	—	—
Other	751	8	5.5	—	—	—	136	0.7	133	0.5	336	3.1	56	0.4	90	0.8	—	—

As at March 31, 2018	29,708	99	205.6	390	1,702	8.6	2,137	13.7	2,300	15.8	1,436	12.1	3,229	25.1	4,338	26.8	14,176	103.5

% of portfolio as at March 31, 2018:
* by sq ft	100%			1.3%	5.7%		7.2%		7.8%		4.8%		10.9%		14.6%		47.7%
* by Annualized Revenue			100%			4.2%		6.7%		7.7%		5.9%		12.2%		13.0%		50.3%

Leasing and acquisition activity between April 1, 2018 and May 11, 2018:
As at March 31, 2018	29,708	99	205.6	390	1,702	8.6	2,137	13.7	2,300	15.8	1,436	12.1	3,229	25.1	4,338	26.8	14,176	103.5
Acquisition of Greencastle, Pennsylvania property(1) (acquired April 4, 2018)
— United States	432	1	2.8	—	—	—	—	—	—	—	—	—	—	—	—	—	432	2.8
Acquisition of Columbus, Ohio properties(1) (agreed to acquire in late May 2018)
— United States	3,806	4	18.2	—	—	—	—	—	—	—	—	—	1,305	5.4	—	—	2,501	12.8
Renewals or Extensions
— Canada	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(49)	(0.7)	49	0.7
— Austria	—	—	—	—	(417)	(1.2)	—	—	—	—	417	1.2	—	—	—	—	—	—

Total	33,946	104	226.6	390	1,285	7.4	2,137	13.7	2,300	15.8	1,853	13.3	4,534	30.5	4,289	26.1	17,158	119.8

(1)    The annualized revenue for the acquisition represents the pro-forma in-place revenue for twelve months.

Granite REIT 2018 First Quarter Report 21

Lease Expiries in 2018

The following table details the status as at May 11, 2018 of the remaining leases with 2018 expiries by lease count, square footage and annualized revenue (calculated as rental revenue excluding tenant recoveries, recognized in accordance with IFRS, in the first quarter of 2018 multiplied by four quarters):

Status of Lease Expiries in 2018

Lease Status	Number of Leases	Square Footage	Annualized Revenue

		(in thousands)	(in millions)
Leases, negotiations pending or in-progress	4	527	$3.6
Lease with short termination notice	1	254	0.6
Leases not renewed and expected vacancy	3	504	3.2

Total 2018 lease expiries	8	1,285	$7.4

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs. For the three month period ended March 31, 2018, the Trust incurred leasing costs and lease incentives of $2.6 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its unsecured credit facility that aggregated to $773.6 million as at March 31, 2018 compared to $286.2 million at December 31, 2017, as summarized below:

Sources of Available Liquidity

As at March 31, 2018 and December 31, 2017	2018	2017

Cash and cash equivalents	$273.8	$69.0
Unused portion of credit facility(1)	499.8	217.2

Available liquidity	$773.6	$286.2

Assets held for sale(2)	—	$391.4

Unencumbered assets(3)	$2,916.1	$2,733.6

(1)
In the three month period ended March 31, 2018, Granite entered into a new five-year $500.0 million credit facility thereby increasing its borrowing capacity by $250.0 million. See "Debt Structure — Credit Facility".
(2)
Ten investment properties located in Canada and the United States were classified as assets held for sale on the combined financial statements at December 31, 2017 and were subsequently sold in January 2018 (see "SIGNIFICANT MATTERS").
(3)
Unencumbered assets represent the carrying value of investment properties (excluding any properties held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its credit facility and trust indenture.
22 Granite REIT 2018 First Quarter Report

Additional sources of liquidity available to Granite include cash flow generated from operations and, if necessary, financing that may be obtained on its unencumbered assets.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flow from operating activities, (iii) cash flows from asset sales, (iv) short-term financing available from the credit facility and/or (v) the issuance of unsecured debentures or equity, subject to market conditions.

Cash Flow Components

Components of the Trust's cash flows were as follows:

Cash Flow Components Summary

For the three months ended March 31,	2018	2017	$ change

Cash and cash equivalents, beginning of period	$69.0	$246.2	(177.2)
Cash provided by operating activities	37.6	46.2	(8.6)
Cash provided by (used in) investing activities	274.8	(71.7)	346.5
Cash used in financing activities	(117.0)	(31.7)	(85.3)
Effect of exchange rate changes on cash and cash equivalents	9.4	0.7	8.7

Cash and cash equivalents, end of period	$273.8	$189.7	84.1

Operating Activities

In the three month period ended March 31, 2018, operating activities generated cash of $37.6 million compared to $46.2 million in the prior year period. The decrease of $8.6 million was due to various factors including the following:

  •
  an increase in tenant incentives paid of $8.9 million which related to a $9.1 million payment associated with a 2014 lease extension at the Eurostar facility in Graz, Austria;

  •
  an increase in cash used by working capital changes of $6.3 million primarily due to an increase in accounts receivable from a non-Magna tenant for a partial reimbursement of construction costs at a property in Novi, Michigan which was recently leased; and

  •
  an increase in leasing commissions paid of $1.6 million, partially offset by;

  •
  an increase in net realized foreign exchange gains of $5.2 million primarily due to the US dollar proceeds received from the sale of investment properties in January 2018; and

  •
  a decrease in income taxes paid of $2.2 million due to a settlement payment made in the prior year period for an income tax audit.

Investing Activities

Investing activities for the three month period ended March 31, 2018 generated cash of $274.8 million and primarily related to $356.5 million of net proceeds received from the disposition of 10 income-producing properties in Canada and the United States, partially offset by the acquisition of an income-producing property in Plainfield, Indiana including working capital components for $50.7 million, an acquisition deposit for an income-producing property in Greencastle, Pennsylvania for $21.4 million and investment property maintenance and improvement capital expenditures of $8.8 million largely relating to the recently leased property in Novi, Michigan.

Granite REIT 2018 First Quarter Report 23

Investing activities for the three month period ended March 31, 2017 used cash of $71.7 million with $70.8 million relating to the purchase of expansion capital expenditures at two special purpose properties in the United States, one of which was sold in January 2018.

Financing Activities

Cash used in financing activities for the three month period ended March 31, 2018 of $117.0 million comprised $51.1 million to repurchase the Trust's stapled units under the normal course issuer bid, a net $32.8 million repayment of bank indebtedness and $31.7 million of distribution payments.

Cash used in financing activities for the three month period ended March 31, 2017 of $31.7 million comprised distribution payments of $30.7 million and $1.0 million of financing costs paid largely in connection with the debenture issuance in December 2016.

Debt Structure

Granite's debt structure and key debt metrics as at March 31, 2018 and December 31, 2017 were as follows:

Summary Debt Structure and Debt Metrics

As at March 31, 2018 and December 31, 2017		2018	2017	2017 Adjusted(2)

Unsecured debentures, net		$647.4	$647.3	$647.3
Cross currency interest rate swaps, net		98.3	61.5	61.5
Bank indebtedness		—	32.6	32.6

Total debt	[A]	745.7	741.4	741.4
Less: cash and cash equivalents		273.8	69.0	460.4

Net debt	[B]	$471.9	$672.4	$281.0

Investment properties, all unencumbered by secured debt	[C]	$2,916.1	$2,733.6	$2,733.6

Adjusted EBITDA(1)	[D]	$184.8	$185.0	$159.4
Trailing 12-month interest expense		$20.7	$20.0	$20.0
Trailing 12-month interest income		(1.5)	(0.5)	(0.5)

Trailing 12-month interest expense, net	[E]	$19.2	$19.5	$19.5
Debt metrics
Leverage ratio(1)	[A]/[C]	26%	27%	27%
Net leverage ratio(1)	[B]/[C]	16%	25%	10%
Interest coverage ratio(1)	[D]/[E]	9.6x	9.5x	8.2x
Unencumbered asset coverage ratio(1)	[C]/[A]	3.9x	3.7x	3.7x
Indebtedness ratio(1)	[A]/[D]	4.0x	4.0x	4.7x
Weighted average cost of debt		2.53%	2.54%	2.54%
Weighted average debt term-to-maturity, in years		4.7	4.8	4.8
Ratings and outlook
DBRS		BBB stable	BBB stable	BBB stable
Moody's		Baa2 stable	Baa2 stable	Baa2 stable

(1)
Represents a non-IFRS measure. For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".
(2)
The 2017 Adjusted column represents the summary of debt structure and debt metrics at December 31, 2017 after adjusting for the cash proceeds from the sale of the 10 properties in January 2018 (see "SIGNIFICANT MATTERS") and the reduction in Adjusted EBITDA of $25.6 million for the 2017 year associated with the revenue lost from the sale of the 10 properties.
24 Granite REIT 2018 First Quarter Report

Unsecured Debentures and Cross Currency Interest Rate Swaps

On December 20, 2016, the Trust issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the "2023 Debentures"). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. The 2023 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At March 31, 2018, all of the 2023 Debentures remained outstanding and the balance net of issuance costs was $398.2 million.

Also on December 20, 2016, the Trust entered into a cross currency interest rate swap to exchange the 3.873% interest payments from the 2023 Debentures for euro denominated payments at a 2.43% interest rate. Under the terms of the swap, the Trust will pay principal proceeds of €281.1 million in exchange for which it will receive $400.0 million on November 30, 2023. As at March 31, 2018, the fair value of the cross currency interest rate swap was a net financial liability of $63.8 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

In July 2014, the Trust issued $250.0 million aggregate principal amount of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At March 31, 2018, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $249.2 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. Under the terms of the swap, the Trust will pay principal proceeds of €171.9 million in exchange for which it will receive $250.0 million on July 5, 2021. As at March 31, 2018, the fair value of the cross currency interest rate swap was a net financial liability of $34.5 million. The fair value of the cross currency interest rate swap is dependent upon a number of assumptions including the euro exchange rate against the Canadian dollar and the euro and Canadian government benchmark interest rates.

Credit Facility

On February 1, 2018, the Trust entered into a new unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin determined by reference to the external credit rating of Granite REIT and Granite GP, as is a commitment fee in respect of undrawn amounts. As at March 31, 2018, the Trust had $0.2 million in letters of credit issued against the credit facility and no amounts drawn from the credit facility.

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. At March 31, 2018, there were no significant changes in the debt ratios, which remain relatively favourable, providing financial flexibility for future growth.

Granite's unsecured debentures and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at March 31, 2018, Granite was in compliance with all of these covenants.

Granite REIT 2018 First Quarter Report 25

Credit Ratings

On April 12, 2018, Moody's Investors Service, Inc. ("Moody's") confirmed its credit rating on the 2021 Debentures and 2023 Debentures of Baa2 with a stable outlook. On March 19, 2018, DBRS confirmed the BBB rating on the 2021 Debentures and the 2023 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Unitholders' Equity

Outstanding Stapled Units

As at May 11, 2018, the Trust had 45,733,941 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 45,888,255 at March 31, 2018 resulted from the repurchase of 197,318 stapled units pursuant to Granite's normal course issuer bid, partially offset by the issuance of 43,004 stapled units under Granite's unit-based compensation plan.

Distributions

Granite REIT's monthly distribution to unitholders is currently 22.7 cents per stapled unit. For 2018, based on this current monthly rate, Granite expects to make total annual distributions of $2.72 per stapled unit. Distributions declared to stapled unitholders in the three month periods ended March 31, 2018 and 2017 were $31.4 million or 68.1 cents per stapled unit and $30.7 million or 65.1 cents per stapled unit, respectively. On April 17, 2018, a monthly distribution of $10.4 million or 22.7 cents per stapled unit was declared and will be paid on May 15, 2018.

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

For the three months ended March 31,	2018	2017

Net income	$72.4	$30.3

Cash flows provided by operating activities	37.6	46.2
Distributions paid and payable	(31.4)	(30.7)

Cash flows from operating activities in excess of distributions paid and payable	$6.2	$15.5

Distributions for the three month periods ended March 31, 2018 and 2017 were funded with cash flows from operating activities.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect distributions.

26 Granite REIT 2018 First Quarter Report

Normal Course Issuer Bid

On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. In order to facilitate repurchases of the outstanding stapled units during specified blackout periods, Granite entered into an automatic securities purchase plan with a broker. For the three month period ended March 31, 2018, Granite has repurchased 1,036,141 stapled units for consideration of $51.1 million. As at May 11, 2018, an additional 197,318 units for consideration of $9.9 million were repurchased subsequent to the quarter-end. The Trust has repurchased an aggregate of 1,474,493 units for consideration of $73.0 million since the inception of the NCIB in May 2017. These repurchases were made at an average trading price per unit of $49.50. On May 11, 2018, the Board of Trustees/Directors approved the renewal of the NCIB which will be subject to customary regulatory approvals.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management's expectations.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At March 31, 2018, the Trust had $0.2 million in letters of credit outstanding and contractual commitments related to construction and development projects amounting to approximately $5.9 million. The construction and development projects are expected to be completed during the remainder of 2018 and are expected to be funded by cash from operations. At March 31, 2018, the Trust also had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.4
Later than 1 year and not later than 5 years	1.5
Later than 5 years	—

$1.9

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 9, 15, 17 and 18 to the unaudited condensed combined financial statements for the three month period ended March 31, 2018.

Granite REIT 2018 First Quarter Report 27

NON-IFRS MEASURES

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, acquisition transaction costs, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") White Paper on Funds From Operations & Adjusted Funds From Operations for IFRS dated February 2018 and as subsequently amended ("White Paper"). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). FFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite's productive capacity, leasing costs such as leasing commissions and tenant allowances paid, tenant improvements and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by REALPAC's White Paper. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS — Funds From Operations and Adjusted Funds From Operations"). AFFO should not be construed as an alternative to net income or cash flow generated from operating activities determined in accordance with IFRS.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as distributions declared to unitholders divided by FFO and AFFO, respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that are non-recurring or unusual and can be a source of variance between periods.

28 Granite REIT 2018 First Quarter Report

The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

For the three months ended March 31,		2018	2017

(in millions, except as noted)
Distributions declared to unitholders	[A]	$31.4	$30.7
FFO		51.3	39.6
Add (deduct):
Foreign exchange gain on cash proceeds from sale of investment properties		(10.4)	—
Lease termination and close-out fee		(1.0)	—

FFO adjusted for the above	[B]	$39.9	$39.6
AFFO		31.1	40.3
Add (deduct):
Tenant allowance payment made in connection with a 2014 lease extension at the Eurostar facility in Austria		9.1	—
Foreign exchange gain on cash proceeds from sale of investment properties		(10.4)	—
Lease termination and close-out fee		(1.0)	—

AFFO adjusted for the above	[C]	$28.8	$40.3
FFO payout ratio	[A]/[B]	79%	78%
AFFO payout ratio	[A]/[C]	109%	76%

Net operating income

NOI is defined as rental revenue and tenant recoveries less property operating costs. Granite also uses NOI on a cash basis, which adjusts NOI for straight-line rent and tenant incentive amortization recognized during the period (see "RESULTS OF OPERATIONS — Net Operating Income"). These are widely used measures by the real estate industry and Granite believes that NOI and NOI — cash basis are useful supplementary measures of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is revenue. Such measures are also key inputs in Granite's determination of the fair value of its investment property portfolio.

Adjusted earnings before interest, income taxes, depreciation and amortization ("Adjusted EBITDA")

Adjusted EBITDA is calculated as net income before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, foreign exchange gains (losses) on proceeds from the sale of investment properties, proxy contest expenses, fair value gains (losses) on investment properties and financial instruments, acquisition transaction costs and gains (losses) on the sale of investment properties. Adjusted EBITDA represents an operating cash flow measure that Granite uses

Granite REIT 2018 First Quarter Report 29

in calculating the interest coverage ratio and indebtedness ratio noted below. This measure is also defined in Granite's debt agreements and used in calculating the Trust's debt covenants.

For the 12-months ended March 31, 2018 and December 31, 2017	2018	2017

Net income	$399.9	$357.7
Add (deduct):
Lease termination and close-out fees	(2.6)	(1.6)
Interest expense and other financing costs	20.7	20.0
Interest income	(1.5)	(0.5)
Income tax expense	19.9	13.4
Depreciation and amortization	0.2	0.3
Foreign exchange gain on cash proceeds from sale of investment properties	(10.4)	—
Fair value gains on investment properties, net	(251.7)	(212.1)
Fair value losses on financial instruments	2.1	0.8
Loss on sale of investment properties	1.5	0.4
Acquisition transaction costs	0.8	0.7
Proxy contest expenses	5.9	5.9

Adjusted EBITDA	$184.8	$185.0

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA divided by interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust's ability to meet its interest expense obligations (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Indebtedness ratio

The indebtedness ratio is calculated as total debt divided by Adjusted EBITDA and Granite believes it is useful in evaluating the Trust's ability to repay outstanding debt using its operating cash flows (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Leverage and net leverage ratios

The leverage ratio is calculated as the carrying value of total debt divided by the fair value of investment properties while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust's degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding properties held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust's degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see "LIQUIDITY AND CAPITAL RESOURCES — Debt Structure").

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements.

30 Granite REIT 2018 First Quarter Report

Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(k) of the audited combined financial statements for the year ended December 31, 2017. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally specialized and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2017. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. The Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three month period ended March 31, 2018. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value

Granite REIT 2018 First Quarter Report 31

of investment properties may change materially. Refer to the "Investment Properties" section and note 4 of the unaudited condensed combined financial statements for the three month period ended March 31, 2018 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

New Standards Adopted

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective January 1, 2018. The Trust applied for the first time certain standards and amendments that require restatement of previous financial statements. As required by International Accounting Standard ("IAS") 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"), the nature and effect of these changes are disclosed below.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which replaced IAS 18, Revenue and IAS 11, Construction Contracts and other related revenue interpretations effective January 1, 2018. IFRS 15 establishes the principles that the Trust applies to report useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

As the Trust's most material revenue stream of rental revenue is outside the scope of the new standard, the adoption of the new standard did not have a material impact on the combined statements of income and comprehensive income. The recovery of costs related to common area maintenance services is considered within the scope of IFRS 15 and the Trust has concluded that the pattern of revenue recognition remains unchanged. As a result of the adoption of IFRS 15, the Trust discloses revenue recognized from contracts

32 Granite REIT 2018 First Quarter Report

with customers related to common area maintenance recoveries separately from other sources of revenue. In addition, the Trust assessed that it is a principal in relation to property taxes and insurance that are paid directly by the tenants under certain net leases as the Trust is primarily responsible for fulfilling the promise to satisfy its obligations and is a beneficiary as it relates to potential property insurance claims. Therefore, the Trust recognizes the gross amount of consideration for property taxes and insurance paid directly by tenants. As a result of the retrospective adoption of IFRS 15, in the three month period ended March 31, 2018, tenant recoveries revenue and property operating costs each increased $4.8 million; and tenant recoveries revenue and property operating costs for the three month period ended March 31, 2017 each increased $5.6 million. There was no impact to net income, unitholders' equity or cash flows from the adoption of this standard and also no adjustment to opening retained earnings on the date of adoption of this standard. Refer to note 12(a) to the unaudited condensed combined financial statements for the incremental disclosures required under IFRS 15.

IFRS 9, Financial Instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments ("IFRS 9") which replaced IAS 39, Financial Instruments: Recognition and Measurement effective January 1, 2018. IFRS 9 provides new guidance on the classification and measurement, impairment and hedge accounting for financial instruments in addition to clarification for the treatment of modifications of financial liabilities. IFRS 9 is required to be adopted retrospectively with certain available transition provisions.

The adoption of this standard did not have any significant impact on the combined financial statements for the current or prior periods.

Classification and measurement:

IFRS 9 requires a new approach for the classification and measurement of financial assets based on the Trust's business models for managing these financial assets and their contractual cash flow characteristics. This approach is summarized as follows:

  •
  Assets held for the purpose of collecting contractual cash flows that solely represent payments of principal and interest are measured at amortized cost.

  •
  Assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows solely represent payments of principal and interest are measured at fair value through other comprehensive income ("FVTOCI").

  •
  Assets held within another business model or assets that do not have contractual cash flow characteristics that are solely payments of principal and interest are measured at fair value through profit or loss ("FVTPL").

The Trust has completed its review of all financial instruments held and has performed a cash flow and business model assessment, and the impact is summarized as follows:

  •
  The Trust's cash and cash equivalents, restricted cash, accounts receivable and long-term receivables, previously classified as loans and receivables/other financial liabilities under IAS 39, are now classified as amortized cost and continue to be measured at amortized cost.

  •
  The Trust's derivative asset and liability instruments continue to be classified and measured at FVTPL.

Refer to notes 2(c) and 15 to the unaudited condensed combined financial statements for the classification and measurement basis of financial assets and liabilities under IFRS 9.

Granite REIT 2018 First Quarter Report 33

Impairment:

IFRS 9 introduces a new expected credit loss ("ECL") impairment model for all financial assets measured at amortized cost or debt instruments measured at FVTOCI.

The ECL model uses an allowance for expected credit losses being recorded regardless of whether or not there has been an actual loss event. The Trust measures the loss allowance for its financial assets at an amount equal to the lifetime ECL. The impact of the credit loss modelling process is summarized as follows:

  •
  The Trust did not record an ECL allowance against long-term receivables as historical experience of loss on these balances is insignificant and, based on the assessment of forward-looking information, no significant increases in losses are expected. The Trust will continue to assess the valuation of these instruments.

  •
  The Trust did not record an ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward-looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

Hedge accounting:

IFRS 9 also introduces a new hedge accounting model that expands the scope of hedge items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. This new standard did not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it provides for more hedging strategies that are used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship.

Financial liabilities:

Generally, IFRS 9 did not introduce changes to the measurement of financial liabilities. The Trust continues to measure its financial liabilities at amortized cost.

In regards to term modifications for financial liabilities, IFRS 9 requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability is recognized in profit or loss.

IFRS 2, Share-based Payment

In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on January 1, 2018. The adoption of this amendment did not have an impact on the combined financial statements.

IAS 40, Investment Properties

On December 8, 2016, the IASB issued an amendment to IAS 40, Investment Properties that requires an asset to be transferred to or from investment property only when there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. The amendments are effective for years beginning on January 1, 2018. The adoption of these amendments and clarifications did not have an impact to the combined financial statements.

34 Granite REIT 2018 First Quarter Report

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the condensed combined financial statements for the three months ended March 31, 2018 are described below. Granite intends to adopt these standards when they become effective.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specified asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains largely unchanged as the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land that is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria. It is expected that under IFRS 16, a right-of-use asset addition and obligation liability will be recorded for these lease obligations. The Trust is continuing to assess the impact of the adoption of IFRS 16 on its combined financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments

In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The Trust is currently assessing the impact of IFRIC 23 on its combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the first quarter of 2018, there were no changes in the Trust's internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust's stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite's business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite's AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2017, and remain substantially unchanged in respect of the three month period ended March 31, 2018.

Granite REIT 2018 First Quarter Report 35

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q1'18	Q4'17	Q3'17	Q2'17	Q1'17	Q4'16	Q3'16	Q2'16

Operating highlights(1)(2)
Revenue(3)	$61.7	$62.6	$60.8	$60.5	$60.8	$59.7	$61.7	$61.8
NOI — cash basis(1)	$52.3	$56.2	$53.4	$54.2	$54.4	$55.0	$55.0	$54.8
Fair value gain (loss) on investment properties, net	$32.3	$185.2	$17.0	$17.2	$(7.3)	$6.2	$135.0	$26.0
Net income attributable to stapled unitholders	$72.4	$233.6	$51.0	$42.9	$30.3	$29.4	$150.3	$57.2
Cash provided by operating activities	$37.6	$38.2	$40.5	$33.8	$46.2	$30.0	$40.7	$40.4
FFO(1)	$51.3	$41.6	$40.5	$31.6	$39.6	$26.2	$42.2	$39.9
AFFO(1)	$31.1	$32.6	$40.1	$32.5	$40.3	$27.8	$41.7	$38.1
FFO payout ratio(1)	79%	75%	79%	82%	78%	77%	68%	72%
AFFO payout ratio(1)	109%	95%	80%	80%	76%	74%	69%	75%
Per unit amounts
Diluted FFO(1)	$1.11	$0.89	$0.86	$0.67	$0.84	$0.56	$0.90	$0.84
Diluted AFFO(1)	$0.67	$0.69	$0.85	$0.69	$0.86	$0.59	$0.88	$0.81
Cash distributions paid	$0.681	$0.651	$0.651	$0.651	$0.651	$0.609	$0.609	$0.609
Financial highlights
Investment properties(4)	$2,916.1	$2,733.6	$2,749.0	$2,758.0	$2,717.6	$2,653.1	$2,674.5	$2,511.3
Assets held for sale	—	$391.4	—	—	—	—	—	—
Cash and cash equivalents	$273.8	$69.0	$190.9	$196.5	$189.7	$246.2	$175.2	$158.5
Total debt	$745.7	$741.4	$691.5	$682.7	$650.5	$657.4	$572.0	$561.8
Diluted weighted average number of units	46.3	47.0	47.2	47.2	47.1	47.1	47.1	47.1
Property metrics(4)
Number of income-producing properties	85	84	92	92	92	92	92	94
GLA, square feet	29.7	29.1	30.2	30.2	30.1	29.6	29.5	29.9
Occupancy, by GLA	98.7%	98.4%	98.4%	98.1%	98.4%	99.4%	99.1%	99.1%
Weighted average lease term, years	6.0	5.9	6.6	6.7	6.9	7.0	7.2	5.4

(1)
For definitions of Granite's non-IFRS measures, refer to the section "NON-IFRS MEASURES".

(2)
The quarterly financial data reflects fluctuations in revenue, FFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties. Explanations for specific changes in the quarterly financial data table above are as follows:

•
Q1'18 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.0 million of lease termination and close-out fee in revenue in connection with a tenant having vacated a property and a $10.4 million foreign exchange gain on US dollar proceeds from the sale of investment properties in January 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.0 million lease termination and close-out fee and the $10.4 million foreign exchange gain on US dollar proceeds from the sale of investment properties as these items are non-recurring or unusual and can be a source of variance between periods. AFFO included $9.1 million relating to the payment of a tenant incentive allowance made in connection with a 2014 lease extension at the Eurostar facility in Graz, Austria. AFFO used to calculate AFFO payout ratio excludes the $9.1 million tenant incentive payment as this cost is unusual and can be a source of variance between periods.

•
Q4'17 — Fair value gain on investment properties of $185.2 million included the increase in fair value to the sale price for 10 properties, including three special purpose properties, sold in January 2018 and the higher valuation implied on certain remaining special purpose properties from the pricing realized and the liquidity potential demonstrated from the sale.
36 Granite REIT 2018 First Quarter Report

  •
  Q3'17 — Revenue, net income attributable to unitholders, cash provided by operating activities and FFO included $1.6 million of lease termination and close-out fees in revenue in connection with tenants having vacated or expecting to vacate properties. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $1.6 million lease termination and close-out fees as this revenue is unusual and can be a source of variance between periods.

  •
  Q2'17 — Net income attributable to unitholders, cash provided by operating activities and FFO included $5.9 million of expenses in connection with the proxy contest leading up to Granite's June 2017 annual general meeting. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $5.9 million proxy contest expenses as this cost is non-recurring and can be a source of variance between periods.

  •
  Q4'16 — Net income attributable to unitholders, cash provided by operating activities and FFO included $11.9 million of redemption costs associated with the early redemption of debentures that were due to mature in October 2018. FFO used to calculate FFO payout ratio and AFFO payout ratio excludes the $11.9 million early redemption expense as this cost is unusual and can be a source of variance between periods.

  •
  Q3'16 — Fair value gain on investment properties of $135.0 million included the positive changes to leasing assumptions, which generally resulted in increased certainty and the extension of contractual cash flows, relating to lease extensions or renewals and extensions associated with 15 properties, including seven special purpose properties, concluded with Magna.

(3)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (see "NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS").

(4)
Excludes properties held for sale which are classified as assets held for sale on the combined balance sheet as at December 31, 2017.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "outlook", "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that: the expansion and diversification of Granite's real estate portfolio and the reduction in Granite's exposure to Magna and the special purpose properties; the ability of Granite to find satisfactory acquisition, joint venture and development opportunities and to replace the revenue from recently sold properties; Granite's ability to dispose of any non-core assets on satisfactory terms; Granite's ability to meet its target occupancy goals; the completion of Granite's search for a new Chief Executive Officer; and the expected amount of any distributions, can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates;

Granite REIT 2018 First Quarter Report 37

economic, market and competitive conditions and other risks that may adversely affect Granite's ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2017 dated March 1, 2018, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2017 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

38 Granite REIT 2018 First Quarter Report

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three months ended March 31, 2018 and 2017

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	March 31, 2018	December 31, 2017

ASSETS
Non-current assets:
Investment properties	4	$2,916,112	$2,733,568
Acquisition deposit	18	21,314	—
Deferred tax assets		5,430	5,742
Fixed assets, net		919	951
Other assets	6	1,861	666

		2,945,636	2,740,927
Current assets:
Assets held for sale	5	—	391,453
Mortgage receivable	5	30,000	—
Accounts receivable	7	8,065	2,310
Income taxes receivable		352	180
Prepaid expenses and other		1,424	2,029
Restricted cash		517	515
Cash and cash equivalents	14(d)	273,770	69,019

Total assets		$3,259,764	$3,206,433

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	8(a)	$647,441	$647,306
Cross currency interest rate swaps	8(b)	98,258	61,466
Deferred tax liabilities		262,533	244,052

		1,008,232	952,824
Current liabilities:
Other liability	9	—	8,968
Deferred revenue	9	10,330	3,965
Bank indebtedness	9	—	32,552
Accounts payable and accrued liabilities	9	39,471	43,342
Distributions payable	10	10,417	10,647
Income taxes payable		18,331	16,273

Total liabilities		1,086,781	1,068,571

Equity:
Stapled unitholders' equity	11	2,171,638	2,136,614
Non-controlling interests		1,345	1,248

Total equity		2,172,983	2,137,862

Total liabilities and equity		$3,259,764	$3,206,433

Commitments and contingencies (note 17)
See accompanying notes

40 Granite REIT 2018 First Quarter Report

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2018	2017(1)

Rental revenue		$53,885	$53,903
Tenant recoveries	12(a)	6,774	6,879
Lease termination and close-out fee		996	—

Revenue		61,655	60,782
Property operating costs	12(b)	7,880	7,872
General and administrative expenses	12(c)	7,488	6,154
Depreciation and amortization		79	167
Interest income		(1,144)	(153)
Interest expense and other financing costs	12(d)	5,520	4,797
Foreign exchange losses (gains), net	12(e)	(11,455)	180
Fair value losses (gains) on investment properties, net	4, 5	(32,310)	7,316
Fair value losses on financial instruments	12(f)	1,968	650
Acquisition transaction costs	3, 18	158	—
Loss on sale of investment properties	4, 5	1,087	—

Income before income taxes		82,384	33,799
Income tax expense	13	9,981	3,517

Net income		$72,403	$30,282

(1)
The Trust has retrospectively applied IFRS 15, Revenue from Contracts with Customers (note 2(c)).

Net income attributable to:
Stapled unitholders	$72,373	$30,262
Non-controlling interests	30	20

	$72,403	$30,282

See accompanying notes

Granite REIT 2018 First Quarter Report 41

Condensed Combined Statements of Comprehensive Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2018	2017

Net income		$72,403	$30,282
Other comprehensive income (loss):
Foreign currency translation adjustment(1)		81,721	2,519
Fair value gain (loss) on cross currency interest rate swaps(1)	8(b)	(37,325)	6,436
Net foreign exchange loss on net investment hedge, includes income taxes of nil(1)		(211)	—

Total other comprehensive income		44,185	8,955

Comprehensive income		$116,588	$39,237

(1)
Items that may be reclassified subsequently to net income if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive income attributable to:
Stapled unitholders	$116,491	$39,200
Non-controlling interests	97	37

Comprehensive income	$116,588	$39,237

See accompanying notes

42 Granite REIT 2018 First Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Three Months Ended March 31, 2018

	Number of units (000s)	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2018	46,903	$2,118,460	$60,274	$(160,686)	$118,566	$2,136,614	$1,248	$2,137,862
Net income	—	—	—	72,373	—	72,373	30	72,403
Other comprehensive income	—	—	—	—	44,118	44,118	67	44,185
Distributions (note 10)	—	—	—	(31,430)	—	(31,430)		(31,430)
Units issued under the stapled unit plan (note 11(a))	21	1,058	—	—	—	1,058	—	1,058
Units repurchased for cancellation (note 11(b))	(1,036)	(46,801)	(4,294)	—	—	(51,095)	—	(51,095)

As at March 31, 2018	45,888	$2,072,717	$55,980	$(119,743)	$162,684	$2,171,638	$1,345	$2,172,983

Three Months Ended March 31, 2017

	Number of units (000s)	Stapled units	Contributed surplus	Deficit	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity

As at January 1, 2017	47,123	$2,128,378	$61,425	$(395,330)	$153,734	$1,948,207	$1,529	$1,949,736
Net income	—	—	—	30,262	—	30,262	20	30,282
Other comprehensive income	—	—	—	—	8,938	8,938	17	8,955
Distributions (note 10)	—	—	—	(30,682)	—	(30,682)	—	(30,682)
Units issued under the stapled unit plan	22	977	—	—	—	977	—	977
Units repurchased for cancellation	(1)	(9)	—	—	—	(9)	—	(9)

As at March 31, 2017	47,144	$2,129,346	$61,425	$(395,750)	$162,672	$1,957,693	$1,566	$1,959,259

See accompanying notes

Granite REIT 2018 First Quarter Report 43

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended March 31,
	Note	2018	2017

OPERATING ACTIVITIES
Net income		$72,403	$30,282
Items not involving current cash flows	14(a)	(23,967)	12,288
Leasing commissions paid		(1,732)	(83)
Tenant incentives paid		(9,097)	(163)
Current income tax expense	13(a)	1,993	2,153
Income taxes paid		(910)	(3,136)
Interest expense		4,985	4,260
Interest paid		(3,856)	(3,424)
Changes in working capital balances	14(b)	(2,278)	3,987

Cash provided by operating activities		37,541	46,164

INVESTING ACTIVITIES
Investment properties:
Business acquisition	3	(50,736)	—
Proceeds from disposals, net	4, 5	356,479	—
Capital expenditures
— Maintenance or improvements		(8,803)	(564)
— Developments or expansions		(805)	(71,008)
Acquisition deposit		(21,360)	—
Fixed asset additions		(27)	(121)

Cash provided by (used in) investing activities		274,748	(71,693)

FINANCING ACTIVITIES
Distributions paid		(31,660)	(30,677)
Proceeds from bank indebtedness		29,000	—
Repayments of bank indebtedness		(61,763)	—
Financing costs paid		(1,456)	(1,000)
Repurchase of stapled units	11(b)	(51,093)	(9)

Cash used in financing activities		(116,972)	(31,686)

Effect of exchange rate changes on cash and cash equivalents		9,434	681

Net increase (decrease) in cash and cash equivalents during the period		204,751	(56,534)
Cash and cash equivalents, beginning of period		69,019	246,215

Cash and cash equivalents, end of period		$273,770	$189,681

See accompanying notes

44 Granite REIT 2018 First Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1. NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and as subsequently amended on January 3, 2013 and December 20, 2017. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, in addition to tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on May 11, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three month period ended March 31, 2018 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, prepared in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2017.

(b)
Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

Granite REIT 2018 First Quarter Report 45

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)
Accounting Policies and New Standards Adopted

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2017, except for the adoption of new standards and interpretations effective January 1, 2018. The Trust applied for the first time certain standards and amendments that require restatement of previous financial statements. As required by IAS 34, the nature and effect of these changes are disclosed below.

  IFRS 15, Revenue from Contracts with Customers

  In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15") which replaced IAS 18, Revenue and IAS 11, Construction Contracts and other related revenue interpretations effective January 1, 2018. IFRS 15 establishes the principles that the Trust applies to report useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

  As the Trust's most material revenue stream of rental revenue is outside the scope of the new standard, the adoption of the new standard did not have a material impact on the combined statements of income and comprehensive income. The recovery of costs related to common area maintenance services is considered within the scope of IFRS 15 and the Trust has concluded that the pattern of revenue recognition remains unchanged. As a result of the adoption of IFRS 15, the Trust discloses revenue recognized from contracts with customers related to common area maintenance recoveries separately from other sources of revenue. In addition, the Trust assessed that it is a principal in relation to property taxes and insurance that are paid directly by the tenants under certain net leases as the Trust is primarily responsible for fulfilling the promise to satisfy its obligations and is a beneficiary as it relates to potential property insurance claims. Therefore, the Trust recognizes the gross amount of consideration for property taxes and insurance paid directly by tenants. As a result of the retrospective adoption of IFRS 15, in the three month period ended March 31, 2018, tenant recoveries revenue and property operating costs each increased $4.8 million; and tenant recoveries revenue and property operating costs for the three month period ended March 31, 2017 each increased $5.6 million. There was no impact to net income, unitholders' equity or cash flows from the adoption of this standard as at March 31, 2018, December 31, 2017, and March 31, 2017 and for each of the periods then ended, and accordingly an opening balance sheet for the earliest period related to the adoption of the standard is not presented. There was no adjustment to opening retained earnings on the date of adoption of this standard. Refer to note 12(a) for the incremental disclosures required under IFRS 15.

  IFRS 9, Financial Instruments

  In July 2014, the IASB issued IFRS 9, Financial Instruments ("IFRS 9") which replaced IAS 39, Financial Instruments: Recognition and Measurement effective January 1, 2018. IFRS 9 provides new guidance on the classification and measurement, impairment and hedge accounting for financial instruments in addition to clarification for the treatment of modifications of financial liabilities. IFRS 9 is required to be adopted retrospectively with certain available transition provisions.

  The adoption of this standard did not have any significant impact on the combined financial statements for the current or prior periods.

46 Granite REIT 2018 First Quarter Report

  Classification and measurement:

  IFRS 9 requires a new approach for the classification and measurement of financial assets based on the Trust's business models for managing these financial assets and their contractual cash flow characteristics. This approach is summarized as follows:

  •
  Assets held for the purpose of collecting contractual cash flows that solely represent payments of principal and interest are measured at amortized cost.

  •
  Assets held within a business model where assets are both held for the purpose of collecting contractual cash flows or sold prior to maturity and the contractual cash flows solely represent payments of principal and interest are measured at fair value through other comprehensive income ("FVTOCI").

  •
  Assets held within another business model or assets that do not have contractual cash flow characteristics that are solely payments of principal and interest are measured at fair value through profit or loss ("FVTPL").

  The Trust has completed its review of all financial instruments held and has performed a cash flow and business model assessment, and the impact is summarized as follows:

  •
  The Trust's cash and cash equivalents, restricted cash, accounts receivable and long-term receivables, previously classified as loans and receivables/other financial liabilities under IAS 39, are now classified as amortized cost and continue to be measured at amortized cost.

  •
  The Trust's derivative asset and liability instruments continue to be classified and measured at FVTPL.

  The following summarizes the Trust's classification and measurement of its financial assets and liabilities:

Classification and Measurement Basis

Financial assets
Long-term receivables included in other assets	Amortized Cost
Accounts receivable	Amortized Cost
Foreign exchange forward contracts included in prepaid expenses	Fair Value
Restricted cash	Amortized Cost
Cash and cash equivalents	Amortized Cost
Financial liabilities
Unsecured debentures, net	Amortized Cost
Cross currency interest rate swaps	Fair Value
Bank indebtedness	Amortized Cost
Tenant incentive allowance included in other liability	Fair Value
Accounts payable and accrued liabilities	Amortized Cost
Foreign exchange forward contracts included in accounts payable and accrued liabilities	Fair Value
Distributions payable	Amortized Cost

  Refer to note 15 for the measurement basis of financial assets and liabilities under IFRS 9.

  Impairment:

  IFRS 9 introduces a new expected credit loss ("ECL") impairment model for all financial assets measured at amortized cost or debt instruments measured at FVTOCI.

Granite REIT 2018 First Quarter Report 47

  The ECL model uses an allowance for expected credit losses being recorded regardless of whether or not there has been an actual loss event. The Trust measures the loss allowance for its financial assets at an amount equal to the lifetime ECL. The impact of the credit loss modelling process is summarized as follows:

  •
  The Trust did not record an ECL allowance against long-term receivables as historical experience of loss on these balances is insignificant and, based on the assessment of forward-looking information, no significant increases in losses are expected. The Trust will continue to assess the valuation of these instruments.

  •
  The Trust did not record an ECL allowance against accounts receivable and has determined that its internal processes of evaluating each receivable on a specific basis for collectability using historical experience and adjusted for forward-looking information, would appropriately allow the Trust to determine if there are significant increases in credit risk to then record a corresponding ECL allowance.

  Hedge accounting:

  IFRS 9 also introduces a new hedge accounting model that expands the scope of hedge items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. This new standard did not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it provides for more hedging strategies that are used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship. In accordance with IFRS 9's transition provisions for hedge accounting, the Trust has chosen as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 for existing hedge relationships.

  Financial liabilities:

  Generally, IFRS 9 did not introduce changes to the measurement of financial liabilities. The Trust continues to measure its financial liabilities at amortized cost.

  In regards to term modifications for financial liabilities, IFRS 9 requires that when a financial liability measured at amortized cost is modified or exchanged, and such modification or exchange does not result in derecognition, the adjustment to the amortized cost of the financial liability is recognized in profit or loss.

  IFRS 2, Share-based Payment

  In June 2016, the IASB issued amendments to IFRS 2, Share-based Payment clarifying how to account for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature and a modification to the terms and conditions that change the classification of the transactions. These amendments are effective for annual periods beginning on January 1, 2018. The adoption of this amendment did not have an impact on the combined financial statements.

  IAS 40, Investment Properties

  On December 8, 2016, the IASB issued an amendment to IAS 40, Investment Properties that requires an asset to be transferred to or from investment property only when there is a change in use. A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use. The amendments are effective for years beginning on January 1, 2018. The adoption of these amendments and clarifications did not have an impact to the combined financial statements.

48 Granite REIT 2018 First Quarter Report

(d)
Future Accounting Policy Changes

  IFRS 16, Leases

  In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specified asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains largely unchanged as the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019. The Trust does not expect this standard to have a significant impact on its combined financial statements as leases with tenants are expected to be accounted for as operating leases in the same manner they are currently being reported. The Trust has two investment properties located on land that is leased. Currently, the ground rent payments are expensed. It is expected that under IFRS 16, a right-of-use asset addition to investment properties and a lease obligation liability will be recorded with associated financing charges. The Trust also has rent expense associated with office space in Toronto, Canada and Vienna, Austria. It is expected that under IFRS 16, a right-of-use asset addition and obligation liability will be recorded for these lease obligations. The Trust is continuing to assess the impact of the adoption of IFRS 16 on its combined financial statements.

  IFRIC 23, Uncertainty over Income Tax Treatments

  In June 2017, the IFRS Interpretations Committee issued IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. This standard is effective for annual periods beginning on or after January 1, 2019. The Trust is currently assessing the impact of IFRIC 23 on its combined financial statements.

3. ACQUISITION

On March 23, 2018, the Trust acquired an income-producing property in Plainfield, Indiana. The following table summarizes the consideration paid for the acquisition and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Purchase consideration:
Cash on hand	$50,736

Total cash consideration paid	$50,736

Recognized amounts of identifiable assets acquired and liabilities assumed measured at their respective fair values:
Investment property	$50,835
Working capital	(99)

Total identifiable net assets	$50,736

From the date of acquisition, the Trust recognized revenue and net income of $0.1 million, respectively related to the aforementioned acquisition. Had this acquisition occurred on January 1, 2018, the Trust would have recognized approximately $0.8 million of revenue and $0.5 million (pro-forma) of net income during the three month period ended March 31, 2018. The Trust incurred legal and advisory costs of $0.1 million associated with the acquisition, which are included in acquisition transaction costs in the condensed combined statements of income. The Trust incurred an additional $0.1 million of costs related to pursuing other acquisition opportunities. These costs are also included in acquisition transaction costs in the condensed combined statements of income.

Granite REIT 2018 First Quarter Report 49

4. INVESTMENT PROPERTIES

As at	March 31, 2018	December 31, 2017

Income-Producing Properties	$2,896,982	$2,714,684
Land Held For Development	19,130	18,884

	$2,916,112	$2,733,568

Changes in investment properties are shown in the following table:

	Three Months Ended March 31, 2018		Year Ended December 31, 2017
	Income- Producing Properties	Land Held For Development	Income- Producing Properties	Land Held For Development

Balance, beginning of period	$2,714,684	$18,884	$2,646,292	$6,803
Additions
— Capital expenditures:
Maintenance or improvements	3,353	—	21,065	—
Developments or expansions	72	—	72,774	—
— Acquisition (note 3)	50,835	—	154,726	—
— Transfer to land held for development	—	—	(12,076)	12,076
— Leasing commissions	2,639	—	3,573	—
— Tenant incentives	—	—	803	—
Fair value gains, net	34,960	—	212,106	—
Foreign currency translation, net	92,390	246	12,800	5
Amortization of straight-line rent	1,915	—	(1,101)	—
Amortization of tenant incentives	(1,392)	—	(5,410)	—
Other changes	(2,474)	—	585	—
Classified as assets held for sale (note 5)	—	—	(391,453)	—

Balance, end of period	$2,896,982	$19,130	$2,714,684	$18,884

During the three months ended March 31, 2018, the Trust disposed of 10 investment properties classified as assets held for sale as at December 31, 2017 for aggregate gross proceeds of $387.6 million and incurred a $1.1 million loss on disposal due to the associated selling costs (note 5). The fair value gains during the three month period ended March 31, 2018, excluding the 10 properties sold in the period, was $35.0 million.

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years, plus a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such external appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. Management uses valuation assumptions such as discount rates, terminal capitalization rates and market rental rates applied in external appraisals or sourced from valuation experts; however, the Trust also uses its historical renewal experience with tenants, its direct knowledge of the specialized nature of Granite's portfolio and tenant profile and its knowledge of the actual condition of the properties in making business judgments about lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

50 Granite REIT 2018 First Quarter Report

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	March 31, 2018			December 31, 2017(1)
	Maximum	Minimum	Weighted average(2)	Maximum	Minimum	Weighted average(2)

Canada
Discount rate	8.25%	6.50%	6.84%	8.25%	6.50%	6.84%
Terminal capitalization rate	8.00%	5.75%	6.17%	8.00%	5.75%	6.17%
United States
Discount rate	11.00%	6.00%	7.57%	11.00%	6.25%	7.68%
Terminal capitalization rate	10.75%	5.75%	7.19%	10.75%	5.75%	7.30%
Germany
Discount rate	9.00%	6.50%	7.88%	9.00%	6.50%	7.89%
Terminal capitalization rate	9.50%	5.75%	7.92%	9.50%	5.75%	7.91%
Austria
Discount rate	10.00%	7.75%	8.06%	10.00%	7.75%	8.05%
Terminal capitalization rate	9.50%	8.25%	8.54%	9.50%	8.25%	8.53%
Netherlands
Discount rate	7.00%	6.25%	6.62%	7.00%	6.25%	6.62%
Terminal capitalization rate	7.30%	7.05%	7.17%	7.30%	7.05%	7.17%
Other
Discount rate	9.50%	7.25%	8.28%	9.85%	7.25%	8.62%
Terminal capitalization rate	10.00%	6.75%	8.44%	10.00%	6.75%	8.39%
Total
Discount rate	11.00%	6.00%	7.56%	11.00%	6.25%	7.59%
Terminal capitalization rate	10.75%	5.75%	7.46%	10.75%	5.75%	7.48%

(1)
Excludes properties held for sale (note 5).
(2)
Weighted based on income-producing property fair value.

Included in investment properties is $11.8 million (December 31, 2017 — $9.8 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 17) and the subsequent events note (note 18).

Tenant minimum rental commitments payable to Granite on non-cancellable operating leases are as follows:

Not later than 1 year	$210,949
Later than 1 year and not later than 5 years	706,806
Later than 5 years	568,649

$1,486,404

Granite REIT 2018 First Quarter Report 51

5. ASSETS HELD FOR SALE AND DISPOSITIONS

At December 31, 2017, 10 investment properties located in Canada and the United States were classified as assets held for sale. On January 30, 2018, the income-producing property in Bowling Green, Kentucky, and two income-producing properties in St. Thomas, Ontario were sold for gross cash proceeds of approximately $324.6 million (US$ 262.0 million). On January 31, 2018, seven income-producing properties in Newmarket, Ontario were sold for gross proceeds of $63.0 million which included a vendor take-back mortgage of $30.0 million. The mortgage receivable bore interest at an annual rate of 6.0% and was repaid on April 16, 2018.

The following table summarizes the fair value changes in investment properties classified as assets held for sale:

	Three Months Ended March 31, 2018	Year Ended December 31, 2017

Balance, beginning of period	$391,453	$—

Fair value losses, net	(2,650)	—
Foreign currency translation, net	(1,231)	—
Disposals	(387,566)	—
Classified as assets held for sale	—	391,453
Other	(6)	—

Balance, end of period	$—	$391,453

During the three months ended March 31, 2018, Granite incurred $1.1 million of legal and advisory costs associated with the disposal of the investment properties held for sale which is included in loss on sale of investment properties on the condensed combined statements of income.

6. OTHER ASSETS

Other assets consist of:

As at	March 31, 2018	December 31, 2017

Deferred financing costs	$1,404	$211
Long-term receivables	457	455

	$1,861	$666

7. CURRENT ASSETS

Accounts Receivable

As at March 31, 2018, accounts receivable primarily includes $4.3 million (December 31, 2017 — nil) owing from a tenant for construction costs completed at a property in the United States.

52 Granite REIT 2018 First Quarter Report

8. UNSECURED DEBENTURES, NET AND CROSS CURRENCY INTEREST RATE SWAPS
(a)
Unsecured Debentures, Net

As at		March 31, 2018		December 31, 2017

	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding

3.788% Debentures	July 5, 2021	$249,257	$250,000	$249,201	$250,000
3.873% Debentures	November 30, 2023	398,184	400,000	398,105	400,000

		$647,441	$650,000	$647,306	$650,000

(b)
Cross Currency Interest Rate Swaps

As at	March 31, 2018	December 31, 2017

Financial liability
2021 Cross Currency Interest Rate Swap — fair value	$34,455	$19,429
2023 Cross Currency Interest Rate Swap — fair value	63,803	42,037

	$98,258	$61,466

  On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €171.9 million for $250.0 million on July 5, 2021.

  On December 20, 2016, the Trust entered into a cross currency interest rate swap (the "2023 Cross Currency Interest Rate Swap") to exchange the 3.873% interest payments from the debentures that mature in 2023 for euro denominated payments at a 2.43% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of €281.1 million for $400.0 million on November 30, 2023.

  The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three month period ended March 31, 2018, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the fair value gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

9. CURRENT LIABILITIES

Other Liability

As at December 31, 2017, the other liability consisted of a tenant allowance payable of $9.0 million (€6.0 million). This tenant allowance was paid to a tenant on February 2, 2018 and related to a 2014 lease extension at the Eurostar facility in Graz, Austria. The €6.0 million allowance was discounted and was

Granite REIT 2018 First Quarter Report 53

accreted to its face value through a charge to interest expense. During the three month period ended March 31, 2018, accretion of $0.1 million (2017 — $0.2 million) was charged to interest expense.

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.

Bank Indebtedness

On February 1, 2018, the Trust entered into a new unsecured revolving credit facility in the amount of $500.0 million that is available by way of Canadian dollar, US dollar or euro denominated loans or letters of credit and matures on February 1, 2023. The Trust has the option to extend the maturity date by one year to February 1, 2024 subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the new facility. The credit facility provides the Trust with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $100.0 million with the consent of the participating lenders. As at March 31, 2018, the Trust had $0.2 million in letters of credit issued against the credit facility and no amounts drawn from the credit facility.

Accounts Payable and Accrued Liabilities

As at	March 31, 2018	December 31, 2017

Accounts payable	$6,565	$5,676
Accrued salaries, incentives and benefits	3,255	4,304
Accrued interest payable	7,629	6,016
Accrued construction payable	6,440	12,622
Accrued professional fees	2,532	2,434
Accrued employee unit-based compensation	3,329	3,416
Accrued trustee/director unit-based compensation	1,619	1,367
Accrued property operating costs	1,298	3,110
Accrued leasing commissions	2,199	1,291
Other accrued liabilities	4,605	3,106

	$39,471	$43,342

10. DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended March 31, 2018 were $31.4 million (2017 — $30.7 million) or 68.1 cents per stapled unit (2017 — 65.1 cent per stapled unit). Distributions payable at March 31, 2018 of $10.4 million, representing the March 2018 distribution, were paid on April 16, 2018. On April 17, 2018, distributions of $10.4 million or 22.7 cents per stapled unit were declared and will be paid on May 15, 2018.

54 Granite REIT 2018 First Quarter Report

11. STAPLED UNITHOLDERS' EQUITY
(a)
Unit-Based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. As at March 31, 2018 and December 31, 2017, there were no options outstanding under this plan.

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each non-employee director's total annual remuneration, at specified levels elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2018		2017
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

DSUs outstanding, January 1	28	$41.88	147	$35.43
Granted	4	50.31	7	45.62

DSUs outstanding, March 31	32	$43.01	154	$35.89

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2018		2017
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value

Stapled units outstanding, January 1	106	$43.32	82	$42.34
New grants	22	50.13	45	45.41
Forfeited	—	—	(3)	45.23
Settled	(21)	50.06	(22)	45.36

Stapled units outstanding, March 31	107	$43.41	102	$43.00

Granite REIT 2018 First Quarter Report 55

  The Trust's unit-based compensation expense recognized in general and administrative expenses was:

	Three Months Ended March 31,
	2018	2017

DSPs for trustees/directors	$252	$510
Stapled Unit Plan for employees	958	512

Unit-based compensation expense	$1,210	$1,022

Fair value remeasurement expense included in the above	$217	$252

(b)
Normal Course Issuer Bid

  On May 11, 2017, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite's Notice of Intention to Make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 4,118,757 of Granite's issued and outstanding stapled units. The NCIB commenced on May 16, 2017 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 15, 2018. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 26,267 stapled units, subject to certain exceptions. Granite entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. For the three month period ended March 31 2018, Granite has repurchased 1,036,141 stapled units for consideration of $51.1 million. The $4.3 million difference between the repurchase price and the average cost of the stapled units was charged to contributed surplus. As at May 11, 2018, an additional 197,318 units for consideration of $9.9 million were repurchased subsequent to the quarter-end. The Trust has repurchased an aggregate of 1,474,493 units for consideration of $73.0 million since the inception of the NCIB in May 2017.

(c)
Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at March 31,	2018	2017

Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$265,172	$170,186
Fair value losses on derivatives designated as net investment hedges	(102,488)	(7,514)

	$162,684	$162,672

  (1)
  Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.
56 Granite REIT 2018 First Quarter Report

12. RECOVERIES, COSTS AND EXPENSES
(a)
Tenant recoveries revenue consist of:

	Three Months Ended March 31,
	2018	2017

Property taxes	$5,217	$5,765
Property Insurance	536	467
Operating costs	1,021	647

	$6,774	$6,879

(b)
Property operating costs consist of:

	Three Months Ended March 31,
	2018	2017

Non-recoverable from tenants:
Property taxes and utilities	$163	$151
Legal	182	77
Consulting	12	200
Environmental and appraisals	187	78
Repairs and maintenance	100	246
Ground rents	168	151
Other	156	117

	968	1,020

Recoverable from tenants:
Property taxes and utilities	5,522	5,849
Property insurance	521	465
Repairs and maintenance	283	156
Property management fees	235	160
Other	351	222

	6,912	6,852

Property operating costs	$7,880	$7,872

Granite REIT 2018 First Quarter Report 57

(c)
General and administrative expenses consist of:

	Three Months Ended March 31,
	2018	2017

Salaries and benefits	$4,442	$3,052
Audit, legal and consulting	800	778
Trustee/director fees and related expenses	303	380
Unit-based compensation including distributions and revaluations	1,012	800
Other public entity costs	400	364
Office rents	224	221
Other	307	559

	$7,488	$6,154

(d)
Interest expense and other financing costs consist of:

	Three Months Ended March 31,
	2018	2017

Interest and amortized issuance costs relating to debentures	$4,588	$4,215
Amortization of deferred financing costs	263	55
Other interest and accretion charges	669	527

	$5,520	$4,797

(e)
For the three month period ended March 31, 2018, foreign exchange gains (losses) includes a $10.4 million foreign exchange gain due to the remeasurement of the US dollar proceeds from the sale of three investment properties in January 2018 (note 5).

(f)
Fair value losses on financial instruments consist of:

	Three Months Ended March 31,
	2018	2017

Foreign exchange forward contracts, net	$1,968	$650

	$1,968	$650

13. INCOME TAXES
(a)
The major components of the income tax expense are:

	Three Months Ended March 31,
	2018	2017

Current income tax expense	$1,993	$2,153
Deferred income tax expense	7,988	1,364

Income tax expense	$9,981	$3,517

58 Granite REIT 2018 First Quarter Report

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended March 31,
	2018	2017

Income before income taxes	$82,384	$33,799

Expected income taxes at the Canadian statutory tax rate of 26.5% (2017 — 26.5%)	$21,832	$8,957
Income distributed and taxable to unitholders	(11,920)	(5,539)
Net foreign rate differentials	(1,387)	(113)
Net change in provisions for uncertain tax positions	440	470
Net permanent differences	(42)	224
Withholding taxes and other	1,058	(482)

Income tax expense	$9,981	$3,517

14. DETAILS OF CASH FLOWS
(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended March 31,
	2018	2017

Straight-line rent amortization	$(1,915)	$249
Tenant incentive amortization	1,392	1,315
Unit-based compensation expense (note 11(a))	1,210	1,022
Fair value losses (gains) on investment properties	(32,310)	7,316
Unrealized foreign exchange gain	(6,406)	—
Depreciation and amortization	79	167
Fair value losses on financial instruments	1,968	650
Loss on sale of investment properties	1,087	—
Amortization of issuance costs relating to debentures	135	135
Amortization of deferred financing costs	263	55
Deferred income taxes	7,988	1,364
Other	2,542	15

	$(23,967)	$12,288

Granite REIT 2018 First Quarter Report 59

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended March 31,
	2018	2017

Accounts receivable	$(5,501)	$(501)
Prepaid expenses and other	6	(107)
Accounts payable and accrued liabilities	(2,881)	(968)
Deferred revenue	6,100	5,563
Restricted cash	(2)	—

	$(2,278)	$3,987

(c)
Non-cash investing and financing activities

  During the three month period ended March 31, 2018, proceeds of $30.0 million for seven properties sold in January 2018 were satisfied with a vendor take-back mortgage (note 5). In addition, 21 thousand stapled units (2017 — 22 thousand stapled units) with a value of $1.1 million (2017 — $1.0 million) were issued under the Stapled Unit Plan (note 11(a)).

(d)
Cash and cash equivalents consist of:

As at	March 31, 2018	December 31, 2017

Cash	$93,708	$55,608
Short-term deposits	180,062	13,411

	$273,770	$69,019

60 Granite REIT 2018 First Quarter Report

15. FAIR VALUE AND RISK MANAGEMENT
(a)
Fair Value of Financial Instruments

  The following table provides the measurement basis of financial assets and liabilities as at March 31, 2018 and December 31, 2017:

As at	March 31, 2018			December 31, 2017

	Carrying Value		Fair Value	Carrying Value		Fair Value

Financial assets
Other assets	$457	(1)	$457	$455	(1)	$455
Mortgage receivable	30,000		30,000	—		—
Accounts receivable	8,065		8,065	2,310		2,310
Prepaid expenses and other	73	(2)	73	705	(2)	705
Restricted cash	517		517	515		515
Cash and cash equivalents	273,770		273,770	69,019		69,019

	$312,882		$312,882	$73,004		$73,004

Financial liabilities
Unsecured debentures, net	$647,441		$656,395	$647,306		$655,035
Cross currency interest rate swaps	98,258		98,258	61,466		61,466
Other liability	—		—	8,968		8,968
Bank indebtedness	—		—	32,552		32,552
Accounts payable and accrued liabilities	38,093		38,093	43,300		43,300
Accounts payable and accrued liabilities	1,378	(3)	1,378	42	(3)	42
Distributions payable	10,417		10,417	10,647		10,647

	$795,587		$804,541	$804,281		$812,010

  (1)
  Long-term receivables included in other assets.
  (2)
  Foreign exchange forward contracts included in prepaid expenses.
  (3)
  Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair values of the Trust's mortgage receivable, accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the other liability approximated its carrying value as the liability was revalued at each reporting date. The fair values of the unsecured debentures are determined using quoted market prices. The fair values of the cross currency interest rate swaps are determined using market inputs quoted by their counterparties.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At March 31, 2018, the Trust held 14 outstanding foreign exchange forward contracts (December 31, 2017 — 18 contracts outstanding). The foreign exchange contracts are comprised of contracts to purchase $46.2 million and sell €30.0 million. For the three month period ended March 31, 2018, the Trust recorded a net fair value loss of $2.0 million (2017 — $0.7 million) on these outstanding foreign exchange forward contracts (note 12(f)).

Granite REIT 2018 First Quarter Report 61

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined using quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at March 31, 2018	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,916,112
Foreign exchange forward contracts included in prepaid expenses and other	—	73	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	656,395	—	—
Cross currency interest rate swaps	—	98,258	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	1,378	—

Net assets (liabilities) measured or disclosed at fair value	$(656,395)	$(99,563)	$2,916,112

As at December 31, 2017	Level 1	Level 2	Level 3

ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties	$—	$—	$2,733,568
Assets held for sale	—	—	391,453
Foreign exchange forward contracts included in prepaid expenses and other	—	705	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	655,035	—	—
Cross currency interest rate swaps	—	61,466	—
Other liability	—	—	8,968
Bank indebtedness	—	32,552	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	42	—

Net assets (liabilities) measured or disclosed at fair value	$(655,035)	$(93,355)	$3,116,053

62 Granite REIT 2018 First Quarter Report

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three month period ended March 31, 2018 and the year ended December 31, 2017, there were no transfers between the levels.

(c)
Risk Management

  Foreign exchange risk

  As at March 31, 2018, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At March 31, 2018, the Trust's foreign currency denominated net assets were $1.9 billion primarily in US dollars and euros. A 1% change in the US dollar and euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $8.8 million and $10.2 million, respectively, to comprehensive income.

Granite REIT 2018 First Quarter Report 63

16. COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at March 31, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,916,112			$2,916,112
Investment in Granite LP	—	13	(13)	—
Other non-current assets	29,524			29,524

	2,945,636	13	(13)	2,945,636
Current assets:
Other current assets	40,329	29		40,358
Intercompany receivable(1)	—	5,507	(5,507)	—
Cash and cash equivalents	273,326	444		273,770

Total assets	$3,259,291	5,993	(5,520)	$3,259,764

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$647,441			$647,441
Other non-current liabilities	360,791			360,791

	1,008,232			1,008,232
Current liabilities:
Intercompany payable(1)	5,507		(5,507)	—
Other current liabilities	72,569	5,980		78,549

Total liabilities	1,086,308	5,980	(5,507)	1,086,781

Equity:
Stapled unitholders' equity	2,171,625	13		2,171,638
Non-controlling interests	1,358		(13)	1,345

Total liabilities and equity	$3,259,291	5,993	(5,520)	$3,259,764

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
64 Granite REIT 2018 First Quarter Report

Balance Sheet	As at December 31, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

ASSETS
Non-current assets:
Investment properties	$2,733,568			$2,733,568
Investment in Granite LP	—	12	(12)	—
Other non-current assets	7,359			7,359

	2,740,927	12	(12)	2,740,927
Current assets:
Assets held for sale	391,453			391,453
Other current assets	4,988	46		5,034
Intercompany receivable(1)	—	6,331	(6,331)	—
Cash and cash equivalents	68,572	447		69,019

Total assets	$3,205,940	6,836	(6,343)	$3,206,433

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debentures, net	$647,306			$647,306
Other non-current liabilities	305,518			305,518

	952,824			952,824
Current liabilities:
Bank indebtedness	32,552			32,552
Intercompany payable(1)	6,331		(6,331)	—
Other current liabilities	76,371	6,824		83,195

Total liabilities	1,068,078	6,824	(6,331)	1,068,571

Equity:
Stapled unitholders' equity	2,136,602	12		2,136,614
Non-controlling interests	1,260		(12)	1,248

Total liabilities and equity	$3,205,940	6,836	(6,343)	$3,206,433

(1)
Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2018 First Quarter Report 65

Income Statement	Three Months Ended March 31, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$61,655			$61,655
General and administrative expenses	7,488			7,488
Interest expense and other financing costs	5,520			5,520
Other costs and expenses, net	(4,640)			(4,640)
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(32,310)			(32,310)
Fair value losses on financial instruments	1,968			1,968
Acquisition transaction costs	158			158
Loss on sale of investment properties	1,087			1,087

Income before income taxes	82,384	1	(1)	82,384
Income tax expense	9,981			9,981

Net income	72,403	1	(1)	72,403

Less net income attributable to non-controlling interests	31		(1)	30

Net income attributable to stapled unitholders	$72,372	1	—	$72,373

Income Statement	Three Months Ended March 31, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

Revenue	$60,782			$60,782
General and administrative expenses	6,154			6,154
Interest expense and other financing costs	4,797			4,797
Other costs and expenses, net	8,066			8,066
Share of (income) loss of Granite LP	—	—	—	—
Fair value losses on investment properties, net	7,316			7,316
Fair value losses on financial instruments	650			650

Income before income taxes	33,799	—	—	33,799
Income tax expense	3,517			3,517

Net income	30,282	—	—	30,282

Less net income attributable to non-controlling interests	20		—	20

Net income attributable to stapled unitholders	$30,262	—	—	$30,262

66 Granite REIT 2018 First Quarter Report

Statement of Cash Flows	Three Months Ended March 31, 2018

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$72,403	1	(1)	$72,403
Items not involving current cash flows	(23,967)	(1)	1	(23,967)
Changes in working capital balances	(2,275)	(3)		(2,278)
Other operating activities	(8,617)			(8,617)

Cash provided by (used in) operating activities	37,544	(3)	—	37,541

INVESTING ACTIVITIES
Business acquisition	(50,736)			(50,736)
Proceeds from disposals, net	356,479			356,479
Investment property capital additions
— Maintenance or improvements	(8,803)			(8,803)
— Developments or expansions	(805)			(805)
Acquisition deposit	(21,360)			(21,360)
Other investing activities	(27)			(27)

Cash provided by investing activities	274,748	—	—	274,748

FINANCING ACTIVITIES
Distributions paid	(31,660)			(31,660)
Other financing activities	(85,312)			(85,312)

Cash used in financing activities	(116,972)	—	—	(116,972)

Effect of exchange rate changes	9,434			9,434

Net increase (decrease) in cash and cash equivalents during the period	$204,754	(3)	—	$204,751

Granite REIT 2018 First Quarter Report 67

Statement of Cash Flows	Three Months Ended March 31, 2017

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined

OPERATING ACTIVITIES
Net income	$30,282	—	—	$30,282
Items not involving current cash flows	12,288	—	—	12,288
Changes in working capital balances	3,711	276	—	3,987
Other operating activities	(393)			(393)

Cash provided by operating activities	45,888	276	—	46,164

INVESTING ACTIVITIES
Investment property capital additions
— Maintenance or improvements	(564)			(564)
— Developments or expansions	(71,008)			(71,008)
Other investing activities	(121)			(121)

Cash used in investing activities	(71,693)	—	—	(71,693)

FINANCING ACTIVITIES
Distributions paid	(30,677)			(30,677)
Other financing activities	(1,009)			(1,009)

Cash used in financing activities	(31,686)	—	—	(31,686)

Effect of exchange rate changes	681			681

Net increase (decrease) in cash and cash equivalents during the period	$(56,810)	276	—	$(56,534)

68 Granite REIT 2018 First Quarter Report

17. COMMITMENTS AND CONTINGENCIES
(a)
The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management's expectations.

(b)
At March 31, 2018, the Trust's contractual commitments related to construction and development projects amounted to approximately $5.9 million.

(c)
At March 31, 2018, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$462
Later than 1 year and not later than 5 years	1,475
Later than 5 years	—

$1,937

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. As at March 31, 2018, the fair value of the investment properties situated on the land under ground leases is $56.4 million.

18. SUBSEQUENT EVENTS

On April 4, 2018, the Trust acquired an income-producing industrial property in Greencastle, Pennsylvania for $44.3 million (US$ 34.8 million), excluding acquisition costs. The acquisition was funded with cash on hand. During the three month period ended March 31, 2018, a deposit of $21.3 million (US$ 16.5 million) was made and Granite incurred $0.1 million of costs associated with the acquisition.

On May 10, 2018, Granite announced that it agreed to acquire a portfolio of four Class A buildings near Columbus, Ohio at a purchase price of US$ 232.5 million. The acquisition is subject to customary closing conditions and closing is expected in late May 2018. Granite expects to fund the purchase through a combination of cash on hand and a draw from the Trust's existing credit facility.

Granite REIT 2018 First Quarter Report 69

REIT Information

Board of Trustees	Officers	Office Location
Kelly Marshall Chairman Peter Aghar Trustee Donald Clow Trustee Remco Daal Trustee Michael Forsayeth Trustee Samir Manji Trustee Al Mawani Trustee Gerald Miller Trustee	Michael Forsayeth Chief Executive Officer Ilias Konstantopoulos Chief Financial Officer Lorne Kumer Executive Vice President, Head of Global Real Estate

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Michael Forsayeth
Chief Executive Officer
(647) 925-7600

 Ilias Konstantopoulos
Chief Financial Officer
(647) 925-7540

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2017 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com